FORM 15 WITHDRAWN

WITHDRAWAL OF CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, PURSUANT TO REGULATION RULE 12g-4(b)

Commission File Number         0-29517

Bergamo Acquisition Corp. (Exact name of registrant as specified in its charter)
1380 Ruby Sky Court, Henderson, Nevada 89052, 310-871-8369 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, Par Value $0.001 Per Share (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(i)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 12g-4(b) Withdrawal of Form 15	/X/	Rule 15d-6	/ /

Approximate number of holders of record as of the certificate or notice date:    138

Pursuant to the requirements of the Securities Exchange Act of 1934, Bergamo Acquisition Corp., a Delaware corporation, has caused this withdrawal of certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 22, 2006

______________________

By:/s/ Hillard Herzog

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Hillard Herzog

President